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                                                                    EXHIBIT 11.1

                          CHEMICAL BANKING CORPORATION

                                AND SUBSIDIARIES

                   COMPUTATION OF NET INCOME PER COMMON SHARE

Net income per common share is computed by dividing net income, after deducting dividends on preferred stock, by the weighted-average number of common shares outstanding during the period. Other common stock equivalents, such as stock options, are not required to be included in the calculation since the applicable dilution tests are not met.


                                         Average                             Net Income                       Net Income
    Year ended                        Common Shares                         Applicable to                         Per
    December 31                        Outstanding                        Common Shares (a)                      Share
-------------------------------------------------------------------------------------------------------------------------
                                                                            (In millions)
       1994                            249,317,986                              $1,156                          $4.64
       1993                            251,207,178                               1,449                           5.77(b)
       1992                            240,402,159                                 936                           3.90


(a) After dividends on preferred stock of $138 million (including $12 million premium on redemption of preferred stock) in 1994, $155 million in 1993 and $153 million in 1992.

(b) On January 1, 1993, the Corporation adopted SFAS 106 which resulted in a charge of $415 million, or $1.67 per common share, relating to postretirement benefits and also adopted SFAS 109 which resulted in an income tax benefit of $450 million, or $1.81 per common share. Net income before the effect of accounting changes was $5.63 per common share. The net effect of changes in accounting principles increased net income per common share by $0.14.